UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 000-51635

KODIAK OIL & GAS CORP.
(Translation of registrant’s name into English)

1625 Broadway, Suite 330 Denver, Colorado 80202
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KODIAK OIL & GAS CORP.
Date: April 17, 2006	By:	/s/ Lynn A. Peterson
Name: Lynn A. Peterson Title: President

FOR IMMEDIATE RELEASE:   TUESDAY, APRIL 17, 2006

KODIAK OIL & GAS ANNOUNCES GRANT OF STOCK OPTIONS

DENVER – April 17, 2006 (CNW) – Kodiak Oil & Gas Corp. (TSX Venture: KOG; KOGGF.PK) announces today the grant of 1,300,000 incentive stock options to certain directors and officers. The options were granted under the Company’s Incentive Stock Option Plan and are exercisable at the price of Cdn$3.51 per share for a period of five years from the date of the grant. The option price was determined in accordance with the policies of the TSX Venture Exchange based upon the last closing price of the common stock. Each director of the Company was granted an option to acquire 100,000 shares which will vest immediately. In addition, the two principal officers of the Company were each granted an option to acquire 400,000 shares of which 100,000 vest immediately, 150,000 shares would vest on April 1, 2007 and 150,000 would vest on April 1, 2008.

About Kodiak Oil & Gas Corp.
Kodiak Oil & Gas, headquartered in Denver, is an independent energy exploration and development company focused on exploring, developing and producing oil and natural gas in the Williston and Greater Green River Basins in the U.S. Rocky Mountains. The common shares of the Company are listed for trading on the TSX Venture Exchange under the symbol “KOG” and the U.S. symbol “KOGGF.”

Forward-Looking Statements
This press release includes statements that may constitute “forward-looking” statements, usually containing the words “believe,” “estimate,” “project,” “expect” or similar expressions, including the Company’s expectations regarding the amount of capital resources available to the Company to fund its planned capital expenditures and the application of such capital resources; estimates of future production and reserves; and the Company’s expectations regarding the nature, timing and success of its exploration and drilling programs. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, fluctuations in the prices of oil and gas; risks inherent in the oil & gas industry, such as operational risks in exploring for, developing and producing oil and natural gas; uncertainties inherent in estimating quantities of oil and gas reserves and projecting future rates of production and the timing and cost of exploration and development activities; competition; operating risks; acquisition risks; liquidity and capital requirements; the effects of governmental regulation; adverse changes in the market for the Company’s oil and gas production; dependence upon third-party vendors; and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information, please contact:
Mr. Lynn A. Peterson, President, Kodiak Oil & Gas Corp., +1-303-592-8075
Mr.  David Charles, EnerCom, Inc. +1-303-296-8834
Ms.  Heather Colpitts, Associate Account Manager, CHF Investor Relations, +1-416-868-1079 x.223

If you would like to receive press releases via email contact Heather Colpitts (heather@chfir.com) and specify “Kodiak releases” in the subject line.